FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING
OF THE SHAREHOLDERS OF MAX RESOURCE CORP.

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of MAX RESOURCE CORP. (hereinafter called the “Company”), will be held at the offices of Miller Thomson LLP at 1000-840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 14th day of October, 2014, at the hour of 10:30 a.m. (local time) for the purpose of:

1.

Receiving and considering the Financial Statements of the Company;

2.

Setting the number of, and electing, Directors for the ensuing year;

3.

Appointing Auditors for the ensuing year;

4.

Considering and, if thought advisable, passing, with or without variation, the special resolution as more particularly set forth in the Information Circular prepared for the purpose of the Meeting, approving a share consolidation of the Company, such share consolidation to be implemented at the discretion of the directors; and

5.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays, Sundays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular, a form of proxy, voting instruction form and financial statements request form accompany this notice.

DATED at Vancouver, British Columbia, this 18th day of September, 2014.

BY ORDER OF THE BOARD

“Stuart Rogers”

Stuart Rogers
Chief Executive Officer and Director

MAX RESOURCE CORP.

INFORMATION CIRCULAR
(as at September 18, 2014, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Max Resource Corp. (the “Company”) for use at the annual and special general meeting of the shareholders of the Company to be held on October 14, 2014 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.  The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 or by facsimile at 1-866-2497775 or (416) 263-9524 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, 700 - 9th Avenue S.W., Suite 3000, Calgary, Alberta, T2P 3V4, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.  The Company does not intend to pay for Intermediaries to forward the Meeting materials to OBOs.  OBOs will not receive the Meeting Materials unless their Intermediary assumes the cost of delivery.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for.  In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On September 11, 2014 (the “Record Date”), the Company had 30,825,985 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, there are no persons that beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the common shares of the Company other than CDS & Co. which is the registered holder of 26,074,152 common shares representing 84.58% of the issued and outstanding common shares.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned
Stuart Rogers* Coquitlam, British Columbia President, Chief Executive Officer and Director	President of the Company, President, West Oak Capital Group, Inc., a financial management and consultancy firm	May 8, 2002	863,605(3)
Paul John* Anmore, British Columbia Director	Businessman	June 18, 2002	438,750 (1)
Daniel T. MacInnis Vancouver, British Columbia Director	President, MAG Silver Corp. Feb. 2005 to October 2013	December 6, 2005	Nil
Ian Smith* Vancouver, British Columbia Director	Chairman, Santa Fe Metals Corporation, 2007 to present; President, Yellowhead Mining Inc., Nov. 2010 to October 2012	February 22, 2012	Nil
Clarence J. Wendt, P. Geo. Reno, Nevada, USA Vice President, Exploration and Director	Independent Consulting Geologist since 1992	June 30, 2010	540,000 (2)

Notes:

(*) Member of the audit committee.

(1) These common shares are held directly.

(2) 440,000 of these shares are held directly, the balance of the shares is held indirectly.

(3) 412,855 of these shares are held directly, the balance of the shares is held indirectly.

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

Other than as set out below with respect to Stuart Rogers, no proposed director of the Company

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject:

(A)

of a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to:

(A)

a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than:

Mr. Rogers was an officer of Randsburg International Gold Corp. (“Randsburg”), which was issued a cease trade order by the British Columbia Securities Commission (the “BCSC”) on August 9, 2006 for failing to file a technical report on certain of its properties. The cease trade order was rescinded by the BCSC on April 25, 2007 upon the filing of a revised technical report by Randsburg. The TSX Venture Exchange (“TSXV”) reinstituted trading of Randsburg’s common shares on May 15, 2007;

(a)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Stuart Rogers (CEO), Clarence Wendt (Vice President Exploration),  Christopher Cherry (former CFO) and Mark Gelmon (CFO).

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•

to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•

to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•

to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.  The Company is a junior mineral exploration company involved in exploration and development of early-stage mineral properties and will not be generating significant revenues from operations for a significant period of time.  As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of consulting fees, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The consulting fees of a NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed consulting fee, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals.  The pre-established, quantitative target(s) used to determine performance bonuses are set each fiscal year.  Awards under this plan are made by way of cash payments only, which payment are made at the end of the fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives.  The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program, Compensation Risk and Compensation Governance

Compensation of the NEOs of the Company is reviewed annually by the Board of Directors of the Company (the “Board”), which approves the compensation of the NEOs. The Company does not presently have a compensation committee and the Company has not retained any compensation advisor or compensation consultant in respect of its compensation policies.

The Board intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Compensation Discussion & Analysis. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that the majority of the Company’s executive compensation will consist of options granted under the Company’s stock option plan (the “Plan”). Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is limited.

The other two elements of compensation, consulting fees and performance bonuses, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus are “long term” or “at risk”, as noted above, these components of compensation are not at a level of total compensation whereby an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board are able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

NEOs and directors of the Company are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation of the NEOs of the Company is reviewed annually by the Board, which approves the compensation of the NEOs.

Consulting Fees

Consulting Fees for NEOs are expected to continue to be set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is to be given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also to be considered. The Company has not established performance goals for its NEOs.

Performance Bonuses

Given the size and nature of the Company’s operations, the Company does not offer the NEOs performance bonuses.

Stock Options

The Company has established a Plan under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value.  The Board determines which NEOs (and other persons) are entitled to participate in the incentive stock option plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price.

The Board makes these determinations subject to the provisions of the incentive stock option plan and, where applicable, the policies of the TSXV.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program. The granting of stock options has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Stuart Rogers President & CEO	2013	Nil	Nil	Nil	Nil	Nil	Nil	$120,000 (accrued)	$120,000 (accrued)
	2012	Nil	Nil	$16,243(1)	Nil	Nil	Nil	$120,000	$136,243
	2011	Nil	Nil	$22,900(2)	Nil	Nil	Nil	$120,000	$142,900
Mark Gelmon CFO	2013	Nil	Nil	Nil	Nil	Nil	Nil	$3,000	$3,000
Christopher Cherry former CFO	2013	Nil	Nil	Nil	Nil	Nil	Nil	$15,750	$15,750
	2012	Nil	Nil	$40,607(1)	Nil	Nil	Nil	$42,000	$82,647
	2011	Nil	Nil	Nil	Nil	Nil	Nil	$42,000	$42,000
Clarence Wendt VP Exploration	2013	Nil	Nil	Nil	Nil	Nil	Nil	131,598 (accrued)	$131,598 (accrued)
	2012	Nil	Nil	$8,121(1)	Nil	Nil	Nil	$120,000	$128,121
	2011	Nil	Nil	$28,625(2)	Nil	Nil	Nil	$120,000	$148,625

Notes:
(1)

Grant date (accounting) fair value was estimated using the Black-Scholes option pricing formula assuming an expected life of 3 years, dividend yield of nil, a risk-free interest rate of 1.22%% based on the three year Bank of Canada benchmark rate on the date of grant, and an expected volatility of 106% calculated based on common share performance for a period for three years prior to the date of grant.

(2)

Grant date (accounting) fair value was estimated using the Black-Scholes option pricing formula assuming an expected life of 3 years, dividend yield of nil, a risk-free interest rate of 1.27% based on the two year Bank of Canada benchmark rate on the date of grant, and an expected volatility of 114% calculated based on common share performance for a period for three years prior to the date of grant.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stuart Rogers President & CEO	100,000 200,000	$0.25 $0.24	February 22, 2015 August 17, 2014	Nil Nil	N/A N/A	N/A N/A
Mark Gelmon CFO	Nil	N/A	N/A	Nil	N/A	N/A
Clarence Wendt VP Exploration	50,000 250,000	$0.25 $0.24	February 22, 2015 August 17, 2014	Nil Nil	N/A N/A	N/A N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stuart Rogers President & CEO	n/a	n/a	n/a
Mark Gelmon CFO	n/a	n/a	n/a
Clarence Wendt VP Exploration	n/a	n/a	n/a

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Pension Plan Benefits – Defined Contribution

The Company does not have a Defined Contribution Pension Plan.

Termination and Change of Control Benefits

Other than as described below, during the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to a NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

During the year-ended December 31, 2013, $120,000 was accrued to West Oak Capital Group Inc. (“West Oak”) pursuant to a consulting agreement with West Oak, a private company owned by Stuart Rogers, whereby West Oak is entitled to be paid $10,000 per month for management services. The agreement is for a period of 24 months and shall be automatically renewed for a further period of 24 months unless otherwise terminated in accordance with the agreement.

The Company also accrued the amount of US$120,000 pursuant to a consulting agreement with Clarence Wendt, whereby he is entitled to be paid US$10,000 per month for provision of geological consulting services and duties normally associated with the position of Vice President, Exploration. The agreement is for a period of 24 months and shall be automatically renewed for a further period of 24 months unless otherwise terminated in accordance with the agreement.

Summary of Agreements with West Oak and Clarence Wendt

The following is a summary of the agreements entered into between the Company and each of West Oak and Clarence Wendt. Each agreement is entered into on substantially identical terms. In the summary below, West Oak and Clarence Wendt, as applicable, are referred to as the “consultant”.

Each agreement may be terminated: (a) by the consultant, (i) upon 30 days prior written notice; or (ii) upon the occurrence of an “Event of Default” by the Company; and (b) by the Company, upon the occurrence of an “Event of Default” by the consultant.

An “Event of Default” shall be deemed to occur:

(a) by the consultant, if it: (i) is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Company to the consultant (ii) becomes insolvent or unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy; or (iii) becomes unable to perform its duties hereunder due to the Key Employee’s death or any illness or physical or mental incapacity that continues for not less than twelve (12) consecutive months; and

(b) by the Company, if it: (i) is in breach of any covenant, obligation or warranty hereunder and such breach continues for a period of seven (7) days after written notice thereof by the Consultant to the Company; (ii) becomes insolvent or unable to discharge its liabilities generally as they become due, makes an assignment for the benefit of its creditors, or is made subject to a petition or other proceedings in bankruptcy; or (iii) authorizes or permits any “Change in Conditions of Service” other than those which are authorized in writing by the consultant.

A Change in Conditions of Service occurs when: (a) there are any material changes and/or deletions from the services provided by the consultant; (b) the key employee of the consultant (the “Key Employee”) is removed from his officer position of the Company; (c) the key employee of the consultant is removed as a director of the Company; (c) there is a change in the Key Employee’s position or duties (including any position or duties as a director of the Company), responsibilities (including, without limitation, the person or persons in the Company to whom the Key Employee reports and who reports to the Key Employee), title or office in effect on the date of the agreement or, where a subsequent change has been agreed to by the consultant (an “Agreed Change”), immediately after the last such Agreed Change; (d) the Company or its subsidiaries relocates the place the consultant is required to provide the services or the key employee is required to report to any place other than the location in effect on the date of the agreement immediately prior to any subsequent Agreed Change in such location or a place within 10 kilometres of that location, except for required travel on the Company’s or a subsidiary’s business to an extent substantially consistent with the consultant or the Key Employee’s obligations; (e) the Company permits any “Change of Control” which, in the opinion of the consultant (determined in its absolute discretion and communicated to the Company in writing any time within one year from the date of the Change of Control) adversely affects or may adversely affect its interest or the conditions under which it or the Key Employee provides the services under the agreement.

A “Change of Control” is deemed to occur when:

(a) any person acquires (the “Acquiror”), directly or indirectly, common securities or any other securities giving the holder thereof the right to vote for the election of directors of the Company (“Voting Securities”) or any securities convertible into or exchangeable for Voting Securities (“Convertible Securities”), which, when taken together with any Voting Securities or Convertible Securities beneficially owned or controlled by the Acquiror, the Acquiror’s affiliates and associates, as those terms are used in the Securities Act (British Columbia) (“Affiliates”), and any person or company acting jointly or in concert with the Acquiror or its Affiliates (the “Joint Actors”), are equal to Voting Securities representing at least 20% of all of the voting rights attached to all of the outstanding Voting Securities of the Company, assuming full conversion or exchange of any Convertible Securities held by the Acquiror, its Affiliates and Joint Actors into Voting Securities, but prior to conversion or exchange of any other Convertible Securities;

(b) the exercise of voting rights by one or more holders of Voting Securities so as to result in the election of more than 1/3 of the directors holding office on the date of the agreement, other than new directors who are appointed by the Board of directors to fill casual vacancies occurring from time to time upon the voluntary resignation, without inducement by the offer of reward or threat of penalty or loss, of one or more such existing directors (“Replacement Directors”); or

(c) the election or appointment of a majority of directors other than those holding office on the date of this Agreement or any Replacement Directors which may hereafter be appointed to replace same.

Under the terms of this agreement, in the event of termination:

(a) by the Company upon an “Event of Default” by the consultant or by the consultant for any reason other than an Event of Default by the Company, the Company shall pay to the consultant all amounts accruing thereunder up to and including the effective date of termination;

(b) by the consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the consultant, the Company shall pay the consultant:

(i)

the full amount of monthly fees multiplied by the number of months remaining in the term of the agreement;

(ii)

the full amount of any bonus then due and owing, provided that, in the absence of any bona fide award by the compensation committee made more than 60 days prior to the effective date of termination, the amount of such bonus shall be deemed to be equal to 50% of the total amount of the fees and bonuses paid to the consultant within the 24 months prior to the effective date of termination;

(iii)

the full amount of any expenses incurred up to the effective date of termination;

(iv)

any options then outstanding shall be deemed to be extended and  exercisable for 90 days following the expiry of the term’

Notwithstanding any other provision in the agreement, if the agreement is terminated by the consultant due to an Event of Default by the Company or by the Company for any reason other than an Event of Default by the consultant, for the purposes of the calculations set out in the termination provisions, the term of the agreement shall be deemed to be extended by 24 months from the effective date of such termination.

No other directors have service contracts with us, nor are they entitled to any termination benefits

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Paul John	Nil	Nil	Nil (1)	Nil	Nil	Nil	Nil
Ian Smith	Nil	Nil	Nil (1)	Nil	Nil	Nil	Nil
Daniel MacInnis	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Paul John	25,000 225,000	$0.25 $0.24	February 22, 2015 August 17, 2014	Nil Nil	n/a n/a	n/a n/a
Ian Smith	250,000	$0.25	February 22, 2015	Nil	n/a	n/a
Daniel MacInnis	250,000	$0.24	August 17, 2014	Nil	n/a	n/a

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Paul John	Nil	n/a	n/a
Ian Smith	Nil	n/a	n/a
Daniel MacInnis	Nil	n/a	n/a

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	1,950,000	$0.24	4,901,197
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	1,950,000	$0.24	4,901,197

 (1)

The Company’s incentive stock option plan is a fixed 20% plan.

CORPORATE GOVERNANCE

Board of Directors

The Board of Directors presently has five (5) directors, three (3) of whom are independent.  The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”).  A director is independent if he has no direct or indirect material relationship to the Company.  A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director’s independent judgment.  Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

Paul John, Ian Smith and Daniel MacInnis are considered to be independent directors. Stuart Rogers and Clarence Wendt are not considered to be independent as they are management of the Company.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  Directors are involved in the supervision of management.

Pursuant to the Business Corporations Act (Alberta), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction.   Further, the independent members of the Board of Directors meet independently of management members when warranted.  During the most recently completed financial year, the Board of Directors met 2 times and all members of the Board were in attendance at each meeting. The independent directors met 1 time without the non-independent members of the Board in attendance.

Other Directorships

The directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Stuart Rogers	Director and CEO of Alberta Star Development Corp.
Director and Officer of Orefinders Resources Inc.
Director and Officer of TerraX Minerals Inc.
Ian Smith	Director of Dolly Varden Silver Corp.
Director and Chairman of Santa Fe Metals Corp.
Daniel MacInnis	Director of MAG Silver Corp. Director of Balmoral Resources Ltd.
Clarence Wendt	Director of Santa Fe Metals Corp.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for directors.  If and when new directors are added, however, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director. The Company’s financial and legal advisers are also available to the Company’s directors.

Code of Conduct

The Board has adopted a Code of Ethics (the “Code”) which applies to all directors, officers, employees and consultants of the Company, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

The Code provides basic guidelines setting forth the ethical behavior expected from every employee of the Company with respect to the use of Company time and assets, protection of confidential information, conflicts of interest, trading in the Company 's securities and other matters. Every employee of the Company is subject to the Code and will be requested to sign a form acknowledging that lie understands its contents and agrees to be bound by its provisions.

In summary, all employees must:

•

follow applicable laws and regulations wherever the Company does business;

•

work safely, in accordance with regulatory and other industry standards;

•

treat everyone fairly and equitably: customers, suppliers, other employees, Company stakeholders and third parties dealing with the Company;

•

refrain from speaking publicly on Company matters, unless authorized;

•

refrain from trading on, and "tipping" others on, confidential information;

•

respect the confidential nature of the information to which they may have access and refrain from sharing same, except on a need-to-know basis;

•

always perform their duties in the best interests of the Company;

•

avoid conflicts of interest, both real and perceived;

•

be honest and act with integrity;

•

handle Company assets with care and refrain from using same and Company time for personal purposes;

•

respect the right of all employees to fair treatment and equal opportunity;

•

respect the right of all employees to a working environment free from discrimination or harassment of any sort;

•

act in a respectful and professional manner with other employees;

•

refrain from inappropriately influencing the political process;

•

work in an environmentally responsible manner;

•

respect the cultures and rights of communities where the Company operates its business;

•

ensure that all transactions are handled honestly and recorded accurately; and

•

report any violation to this Code.

A copy of the Code is available from the Company’s offices.  In the Board’s regular meetings, the Board considers the Company’s operations and business activities in light of the Code.   The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Whistle-Blowing Policy

The Board has also adopted a Whistle-Blowing Policy (the “WB Policy”) which applies to all directors, officers, employees and consultants of the Company. The aim of the WB Policy is to ensure that the Company provides a mechanism by which it may be informed of dishonest, fraudulent, unacceptable behaviour, conduct and practices made by its directors, officers, consultants and employees regarding accounting, internal accounting controls or auditing or related matters  (a "Questionable Event").  The Company expects its directors, officers, employees and consultants to feel confident about disclosing and reporting on any concerns they may have about any Questionable Event they are aware of. The WB Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any director, officer, employee or consultant of the Company regarding a Questionable Event.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has not established a Compensation Committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board of Directors as whole.  The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee Charter is attached as Schedule “A” to this Information Circular.

Composition

As the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following three (3) directors.  Also indicated is whether they are “independent” and “financially literate”.

Name of Member	Independent (1)	Financially Literate (2)
Stuart Rogers	No	Yes
Paul John	Yes	Yes
Ian Smith	Yes	Yes

(1)

A member of the Audit Committee is independent if he has no direct or indirect “material relationship” with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

All of the members of the Corporation’s audit committee have gained their education and experience by participating in the management of private and publicly traded companies and all member are “financially literate”, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
December 31, 2013	$18,000	$2,000	$5,000	Nil
December 31, 2012	$26,000	$2,000	$5,000	Nil
December 31, 2011	$26,520	$2,500	$5,000	Nil

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than “routine indebtedness” to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

APPOINTMENT OF AUDITOR

The management of the Company intends to nominate Dale Matheson Carr-Hilton Labonte LLP of Vancouver, British Columbia for appointment as auditors of the Company.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted for the appointment of Dale Matheson Carr-Hilton Labonte LLP of Vancouver, British Columbia at a remuneration to be fixed by the directors. Dale Matheson Carr-Hilton Labonte LLP has been the auditors of the Company since March 20, 2003.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Share Consolidation

At the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, a special resolution to amend the articles of the Company to consolidate the Company’s issued and outstanding shares on the basis of one (1) new common share for up to every five (5) old common shares outstanding as at the date of the Meeting (the “Share Consolidation”), with such ratio to be determined at the discretion of the Board.   On a post-consolidation basis, the Company will have, as of the effective date of the Share Consolidation, 6,165,197 common shares issued and outstanding, assuming completion on the basis of one (1) new common share for every five (5) old common shares outstanding. All outstanding options, warrants, special warrants and other rights to acquire securities of the Company, if any, will be affected by the share consolidation, in accordance with the adjustment provisions contained in the instruments giving rise to the issuance of such securities.

It is the position of the Board that the Share Consolidation is in the best interests of the Company, its shareholders and other stakeholders.

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve the following special resolution, with or without variation, to approve the proposed Share Consolidation:

"RESOLVED, as a special resolution of the shareholders of Max Resource Corp. (“MAX”), with or without amendment, that:

1.

the issued and outstanding common shares of the Company be consolidated on the basis of one (1) new common share for up to every five (5) old common shares outstanding as at the date hereof, with such ratio to be determined at the discretion of the directors;

2.

shareholders shall not be entitled to receive fractional common shares as a result of the consolidation and the number of common shares issuable on the consolidation shall be rounded down to the nearest full number of common shares;

3.

the directors of the Company are hereby authorized to revoke this special resolution before it is acted on, without any further approval or authorization of the shareholders of the Company; and

4.

any one director or officer of the Company be and is hereby authorized to do all such further acts and things and execute all such documents and instruments as may be necessary or desirable to give effect to the matters contemplated by this special resolution, including but not limited to the filing of articles of amendment under the Business Corporations Act (Alberta)."

Management recommends that the shareholders vote in favour of the special resolution to approve the Share Consolidation as set out above. In order for the special resolution to approve the Share Consolidation to be effective it must be approved by the affirmative vote of a majority of not less than two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the persons named in the enclosed form of proxy intend to vote in favour of the approval of the Share Consolidation.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com.  Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR.  The audited financial statements for the year ending December 31, 2013 together with the auditor’s report will be presented at the Meeting.  You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED as of September 18, 2014.

BY THE MANAGEMENT OF MAX RESOURCE CORP.
“Stuart Rogers”
Stuart Rogers Director, Chief Executive Officer

Schedule
AUDIT COMMITTEE CHARTER

MAX RESOURCE CORP.
(the "Company")

(Implemented pursuant to National Instrument 52-110 (the "Instrument"))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1

Definitions

In this Charter,

"Accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

"Affiliate" means a company that is a subsidiary of another company or companies that are controlled by the same entity; "audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Board" means the board of directors of the Company;

"Charter" means this audit committee charter;

"Company" means MAX RESOURCE CORP.;

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

"Control Person" means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"Executive officer" means an individual who is:

a)

the chair of the Company;

b)

the vice-chair of the Company;

c)

the President of the Company;

d)

the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)

an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)

any other individual who performs a policy-making function in respect of the Company;

"financially literate" has the meaning set forth in Section 1.3;

"immediate family member" means a person's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in- law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"independent" has the meaning set forth in Section 1.2;

"Instrument" means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"non-audit services" means services other than audit services;

1.2

Meaning of Independence

1.

A Member is independent if the Member has no direct or indirect material relationship with the Company.

2.

For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3.

Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

a)

a Control Person of the Company;

b)

an Affiliate of the Company; and

c)

an employee of the Company.

1.3

Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

PART 2

2.1

Audit Committee — The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2

Relationship with External Auditors — The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3

Committee Responsibilities

1.

The Committee shall be responsible for making the following recommendations to the Board:

a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b)

the compensation of the external auditor.

2.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

a)

reviewing the audit plan with management and the external auditor;

b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)

reviewing audit progress, findings, recommendations, responses and follow up actions;

d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)

reviewing the evaluation of internal controls by the external auditor, together with management's response;

g)

reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)

annual approval of audit mandate.

3.

The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4.

The Committee shall review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.

The Committee shall ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, and shall periodically assess the adequacy of those procedures.

6.

When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8.

The Committee shall, as applicable, establish procedures for:

a)

the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.

As applicable, the Committee shall establish, periodically review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.

The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4

De Minimis Non-Audit Services

1.

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b)

the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5

Delegation of Pre-Approval Function

1.

The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.

The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1

Composition

1.

The Committee shall be composed of a minimum of three Members.

2.

Every Member shall be a director of the issuer.

3.

The majority of Members shall be independent.

4.

Every audit committee member shall be financially literate.

PART 4

4.1

Authority

1.

Until the replacement of this Charter, the Committee shall have the authority to:

a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)

to set and pay the compensation for any advisors employed by the Committee,

c)

to communicate directly with the internal and external auditors; and

d)

recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1

Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-11 0F2 (Disclosure by Venture Issuers).

PART 6

6.1

Meetings

1.

The Committee shall meet at such times during each year as it deems appropriate.

2.

Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.

Minutes shall be kept of all meetings of the Committee.

MAX RESOURCE CORP.

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on October 14, 2014

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 10:30 AM, Pacific Time, on October 9, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

13AU14089.nobo.E.sedar/000001/000001/i

Appointee(s)

Management Appointees are: Stuart Rogers, or failing him, Paul John, or failing him, Daniel MacInnis, or failing him, Ian Smith,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). ☐

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of MAX Resource Corp. to be held at Suite 1000 – 840 Howe Street, Vancouver, British Columbia, on October 14, 2014 at 10:30 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors
To set the number of Directors at five.

	For	Against
1. Number of Directors	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Stuart Rogers	☐	☐	02. Paul John	☐	☐	03. Daniel T. MacInnis	☐	☐
04. Ian Smith	☐	☐	05. Clarence J. Wendt	☐	☐			

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3. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

	For	Withhold
3. Appointment of Auditors	☐	☐

4. Approval of Share Consolidation
To consider and, if thought advisable, to pass, with or without variation, the special resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving the share consolidation of the Company.

	For	Against
4. Approval of Share Consolidation	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s) ☐

Date DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

JMRQ 193609 AR1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  September 19, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director